UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 31, 2022

Commission File Number: 333-263457

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Overview

Our Group is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Our Group commenced business in the selling of cleaning systems in 2005, before starting our business in the design, development, manufacture and sale of cleaning systems in Singapore in 2006. We design, develop, manufacture and sell cleaning systems for various industrial end-use applications to our customers mainly in Singapore and Malaysia. We also have provided centralized dishwashing services since 2013 and general cleaning services since 2015 mainly for food and beverage establishments in Singapore.

For the six months periods ended June 30, 2021 and 2022, our revenue amounted to approximately S$8.9 million, and S$7.2 million, respectively. Our net income amounted to approximately S$0.6 million and S$0.1 million for the six months periods ended June 30, 2021 and 2022, respectively.

The following table shows our Statement of Operations data for the six months periods ended June 30, 2021, and 2022 in SGD and, for 2022, in USD. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Form.

	For the six months ended June 30,
	2021	2022	2022
	SGD’000	SGD’000	USD’000
			(Note)
Revenues	8,908	7,197	5,150
Cost of revenues	(6,919)	(5,556)	(3,976)
Gross profit	1,989	1,641	1,174

Operating expenses:
Selling and marketing expenses	(5)	(15)	(11)
General and administrative expenses	(1,128)	(1,565)	(1,120)
Total operating expenses	(1,133)	(1,580)	(1,131)

Income from operations	856	61	43

Other income (loss):
Other income	326	379	272
Interest expense	(95)	(123)	(88)
Other expense	(314)	(179)	(128)
Change in fair value in financial instrument	-	9	6
Total other income (loss)	(83)	86	62

Income before tax expense	773	147	105
Income tax expense	(157)	-	-
Net income	616	147	105

(1) Calculated at the rate of US$0.7156 = SGD$1.

3

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out below:

Demand from our major customer groups

Our aggregate sales generated from our top five customers were approximately 86.0% and 68.3% of our revenue for the six months periods ended June 30, 2021 and 2022, respectively. Accordingly, our sales would be significantly affected by the demands of our top five customer groups, and particularly our largest customer group, as well as certain inherent risks, among others, changes and development in the local political, regulatory and business conditions, that may affect their purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial conditions, and affect our ability to remain profitable and achieve business growth.

Non-recurring nature of our sale of cleaning systems and other equipment business

We design, manufacture and sell cleaning systems and other equipment on an order-by-order basis. Our customers are under no obligation to continue to award contracts to or place orders with us and there is no assurance that we will be able to secure new orders in the future. Moreover, our Group generally must go through a tendering or quotation process to secure new orders, and the number of orders and the amount of revenue that we are able to derive therefrom are affected by a series of factors including but not limited to changes in our clients’ businesses and changes in market and economic conditions. The result of such process is beyond our control and there is no assurance that our Group will secure new projects from future tender submissions or new orders. Accordingly, our results of operations, revenue and financial performance may be adversely affected if our Group is unable to obtain new orders from our customers of contract values, size and/or margins comparable to previous orders.

Fluctuations in the cost of our raw materials

Raw materials, such as steel and electronic components, are the largest component of our cost of revenues, representing approximately 50.2% and 38.3% of our total cost of revenues for the six months periods ended June 30, 2021 and 2022, respectively. As our contract price is fixed once our customer confirms an order for a cleaning system or other equipment, it is difficult for us to manage the pricing of our cleaning systems and other equipment to pass on any increase in costs to our customers. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces such as the relevant supply and demand of such raw materials, as well as our bargaining power with our suppliers. We monitor supply and cost trends of these raw materials and take appropriate action to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

All of the raw materials we procure, including stainless steel, aluminum and electronic components, are purchased from a number of suppliers to ensure adequate supply and efficient delivery to our production and processing facilities.

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

During the six months periods ended 2021 and 2022, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and public transportation. As of the date of this Form, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Our revenue was derived from (i) sale of cleaning systems and other equipment business; and (ii) provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the six months periods ended June 30, 2021 and 2022:

	Six months ended June 30,
	2021		2022
	SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	4,293	48.2	230	3.2
Sale of other cleaning systems and other equipment	1,370	15.4	2,879	40.0
Repair and servicing of cleaning systems and sale of related parts	608	6.8	503	7.0
Sub-total	6,271	70.4	3,612	50.2

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	2,559	28.7	3,491	48.5
Leasing of dishwashing equipment	78	0.9	94	1.3
Sub-total	2,637	29.6	3,585	49.8

Total	8,908	100.0	7,197	100.0

Our total revenue decreased by approximately S$1.7 million or 19.2% to approximately S$7.2 million for the six months period ended June 30, 2022 from approximately S$8.9 million in June 30, 2021. The decrease was mainly attributable to the decrease in revenue generated from our sale of cleaning systems and other equipment business of approximately S$4.1 million, while partially offset by the increase in revenue generated from sale of other cleaning systems and other equipment and provision of centralized dishwashing and ancillary services business of approximately S$1.5 million and S$0.9 million, respectively. The decrease in revenue generated from our sale of precision cleaning systems for the six months period ended June 30, 2022 was primarily attributable to an approximately S$4.1 million decrease in revenue from a customer group in Malaysia caused by the disruption by COVID-19 of their expansion in production facilities that resulted in the postponement of delivery of their orders to 2023 and 2024. Nonetheless, our Group did not experience any material order cancellations by our customers during the six months period ended June 30, 2021 and 2022, or during the period from July 1, 2022 to the present date. The outstanding contract value as of August 15, 2022 is approximately S$ 36.8 million.

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The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of the number of orders during the year or period.

	Year ended December 31, 2021	Six months period ended June 30, 2022	Period from July 1, 2022 to August 15, 2022

Number of orders as of beginning of year/period(1)	20	44	58
Number of new orders	114	55	9
Number of completed orders	90	41	3
Number of orders as of year/period-end(2)	44	58	64

(1) Number of orders as of beginning of year/period represents the number of orders which were not completed as of the beginning of the relevant year or period.

(2) Number of orders as of year/period-end represents the number of ongoing orders as of the end of the relevant year/period that will be carried forward to the next year or period.

The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of approximate contract value of orders during the six months ended June 30, 2021 and 2022 and the period from July 1, 2022 to August 15, 2022.

	Year ended December 31, 2021	Period ended June 30, 2022	Period from July 1, 2022 to August 15, 2022
	(SGD’000)	(SGD’000)	(SGD’000)

Outstanding contract value as of beginning of year/period(1)	5,820	19,997	35,439
New contract value for the year	22,208	18,457	1,570
Revenue recognized for the year/period	8,031	3,015	287
Outstanding contract value as of year/period end(2)	19,997	35,439	36,722

(1) Outstanding contract value as of beginning of year/period represents the contract value of orders which were not completed as of the beginning of the relevant year or period.

(2) Outstanding contract value as of year/period-end represents the contract value of ongoing orders as of the end of the relevant year or period that will be carried forward to the next year or period.

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Cost of revenues

During the six months periods ended June 30, 2021 and 2022, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overhead. For the six months ended June 30, 2021 and 2022, our cost of revenues amounted to approximately S$6.9 million and S$5.6 million, respectively.

	Six months ended June 30,
	2021		2022
	SGD’000%		SGD’000%

Cost of sale of cleaning systems and other equipment	4,544	65.7	2,521	45.4
Cost of provision of centralized dishwashing and ancillary services	2,375	34.3	3,035	54.6

Total	6,919	100.0	5,556	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the six months ended June 30, 2021 and 2022:

	Six months ended June 30,
	2021		2022
	Gross profit	Gross Profit Margin	Gross profit	Gross Profit Margin
	SGD’000%		SGD’000%
Sale of precision cleaning systems and other equipment business
Sale of precision cleaning systems	1,199	27.3	90	39.1
Sale of other cleaning systems and other equipment	436	33.8	910	31.6
Repair and servicing of cleaning systems and sale of related parts	92	15.9	91	18.1

Sub-total/overall	1,727	27.5	1,091	30.2

	Six months ended June 30,
	2021		2022
	Gross profit	Gross Profit Margin	Gross profit	Gross Profit Margin
	SGD’000%		SGD’000%
Provision of centralized dishwashing and ancillary services business	262	9.9	550	15.3

Total/overall	1,989	22.3	1,641	22.8

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Our total gross profit amounted to approximately S$2.0 million and S$1.6 million for the six months periods ended June 30, 2021 and 2022, respectively. Our overall gross profit margins were approximately 22.3% and 22.8% for the periods ended June 30, 2021 and 2022, respectively.

Our total gross profit decreased by approximately S$0.4 million, which was mainly due to the decrease in our revenue from the sales of precision cleaning systems.

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The following table sets forth the breakdown of our selling and distribution expenses for the six months periods ended June 30, 2021 and 2022:

	Six months ended June 30,
	2021	2022
	SGD’000	SGD’000

Promotion and marketing expenses	1.3	8
Transportation expenses	3.7	7

Total	5	15

Our selling and marketing expenses amounted to approximately S$5,000 and S$15,000 for the six months period ended June 30, 2021 and 2022, respectively.

The increase in promotion and marketing expenses for the six months periods ended June 30, 2022 was primarily attributable to revamp and improvement of corporate website and online marketing activities and transportation for overseas business trips to customers site.

Administrative expenses

Our administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travelling and entertainment; (v) legal and professional fees; (vi) property and related expenses; (vii) Directors and officers liability insurance; and (viii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the periods ended June 30, 2021 and 2022:

	Six months ended June 30,
	2021		2022
	SGD’000%		SGD’000%

Staff costs	703	62.3	970	62.0
Depreciation	102	9.0	135	8.6
Office supplies and upkeep expenses	57	5.0	93	5.9
Travelling and entertainment	67	6.0	64	4.1
Legal and professional fees	42	3.7	98	6.2
Property and related expenses	84	7.5	84	5.4
Directors and officers liability insurance	-	-	34	2.2
Miscellaneous expenses	73	6.5	87	5.6

Total	1,128	100.0	1,565	100.0

Our administrative expenses amounted to approximately S$1.1 million and S$1.6 million for the six months periods ended June 30, 2021 and 2022, respectively, representing approximately 12.7%, and 21.8% of our total revenue for the corresponding periods.

8

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and Directors’ remuneration. The staff costs of our Group increased by approximately S$0.3 million mainly due to the directors’ fees paid following the appointment of directors from January 1, 2022 and recruitment of operation manager and engineers.

Depreciation expense is charged on our property, plant and equipment which included (i) leasehold buildings; (ii) right-of-use assets; (iii) computer equipment; and (iv) furniture and fittings. The increase in depreciation is mainly due to amortization of newly acquired computer equipment, hardware and system.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost and the relevant utilities expenses such as electricity and water.

Travelling and entertainment mainly represented expenditure for business travel and cost incurred for social gathering and refreshment for our staff.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for training and development and staff recruitment services. The increase is mainly due to the increase in audit fee.

Property and related expenses mainly represented property tax and related expenses in Singapore.

Directors and officers liability insurance relates to liability insurance payable to the directors and officers of a company, or to the organization itself, as indemnification (reimbursement) for losses or advancement of defense costs in the event an insured suffers such a loss as a result of a legal action brought for alleged wrongful acts in their capacity as directors and officers.

Miscellaneous expenses were mainly comprised of insurance expenses, donation and other miscellaneous expenses.

Other income

Other income of our Group amounted to approximately S$0.3 million and S$0.4 million for the six months periods ended June 30, 2021 and 2022, respectively. The other income was mainly derived from wholesale sales of STICO anti-slip shoes and Government grants. The following table sets forth the breakdown of our other income for these periods:

	Six months ended June 30,
	2021	2022
	SGD’000	SGD’000

Wholesale sales of STICO anti-slip shoes	69	93
Provision of credit losses reversed	-	21
Government grants	191	231
Other(1)	66	34
Total	326	379

(1) Other mainly consists of sale of scrap materials and other miscellaneous income.

Wholesale of STICO anti-slip shoes represented the income generated from wholesale of STICO anti-slip shoes mainly to food and beverage (F&B) establishments in Singapore. The wholesale sales of STICO anti-slip shoes increased by approximately 34.8% due to resumption of demand from F&B establishments.

During the six months periods ended June 30, 2022, we reversed the provision of credit losses of approximately S$21,000 which we had previously impaired as of December 31, 2021 pursuant to the recovery of accounts receivable.

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Government grants mainly represented Jobs Support Scheme, Jobs Growth Incentive and capability development grants received from the Singapore Government.

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. For the six months periods ended June 30, 2021 and 2022, our interest expense increased by approximately S$0.03 million mainly due to increase in interest rate. For more details of our bank borrowings, please see the paragraph headed ‘‘Bank Indebtedness’’ in this section.

Other expenses

Other expenses of our Group mainly consist ofcost of STICO anti-slip shoes, bank charges and extraordinary expenses. The following table sets forth the breakdown of our other expenses for the periods ended June 30, 2021 and 2022:

	Six months ended June 30,
	2021	2022
	SGD’000	SGD’000

Cost of STICO anti-slip shoes	37	60
Bank charges	12	15
Extraordinary expenses	259	88
Others(1)	6	16

Total	314	179

(1)	Others mainly consist of professional training expenses, withholding tax expenses and other miscellaneous expenses.

Other expenses of our Group decreased to approximately S$0.1 million for the six months period ended June 30, 2022 mainly due to a decrease in extraordinary expenses incurred related to business advisories and consultation in relation to our initial public offering.

Income tax

During the six months period ended June 30, 2021 and 2022, our income tax expense was comprised of our current tax expense and deferred tax for the year. The following table sets forth the breakdown of our income tax for the six months periods ended June 30, 2021 and 2022:

	Six months ended June 30,
	2021	2022
	SGD’000	SGD’000

Current tax expense	96	-
Deferred tax	61	-

Total	157	-

Pursuant to the rules and regulations of the Cayman Islands and the BVI, our Company and its subsidiary, JE Cleantech International Limited, both are not subject to any income tax in the Cayman Islands and the BVI. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

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Our income tax decreased to nil for the six months periods ended June 30, 2022. Such decrease was generally in line with the decrease in our profit and utilization of capital allowances and tax incentives.

Our Group had no tax obligation arising from other jurisdictions during the year ended December 31, 2021 and six months periods ended June 30, 2022. During the year ended December 31, 2021 and six months periods ended June 30, 2022, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income for the Year

As a result of the foregoing, our net income amounted to approximately S$0.6 million and S$0.1 million for the periods ended June 30, 2021 and 2022, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our initial public offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months periods ended June 30, 2021 and 2022:

	Six months ended June 30,
	2021	2022
	SGD’000	SGD’000

Cash and cash equivalents as at beginning of the period	550	1,108

Net cash generated from/(used in) operating activities	3,534	(5,197)
Net cash used in investing activities	(74)	(104)
Net cash (used in)/from financing activities	(1,277)	12,719
Net foreign currency effect	(16)	(23)

Net increase in cash and cash equivalents	2,167	7,395

Cash and cash equivalents as at end of the period	2,717	8,503

Cash flows from operating activities

During the six months periods ended June 30, 2021 and 2022, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of cleaning systems and other equipment and provision of centralized dishwashing and ancillary services, whereas the cash outflows for our operating activities mainly comprised the purchase of raw materials, sub-contracting fees, staff costs and administrative expenses.

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Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation, loss on disposal of property, plant and equipment, reversal of loss allowance, change in fair value of financial instruments and effects of changes in working capital such as increase or decrease in inventories, accounts receivable, accounts payables, accruals and other current liability.

For the six months ended June 30, 2021, our net cash generated from operating activities was approximately S$3.5 million, which primarily reflected our profit before tax of approximately S$0.6 million, as positively adjusted by (i) the non-cash depreciation of property, plant and equipment of approximately S$0.3 million; (ii) the decrease in accounts receivable of approximately S$4.7 million; and (iii) the decrease in inventory of approximately S$0.1 million. The effect of these factors was partially mitigated by the decrease in accounts payables, accruals and other current liabilities of approximately S$2.1 million.

For the six months ended June 30, 2022, our net cash used in operating activities was approximately S$5.2 million, which primarily reflected our profit before tax of approximately S$0.1 million, as adjusted by (i) the non-cash depreciation of property, plant and equipment of approximately S$0.3 million; (ii) the decrease in accounts receivable of approximately S$0.3 million; (iii) the increase in inventory of approximately S$5.2 million; and (iv) the effect of these factors was partially mitigated by the decrease in accounts payable, accrual and other current liabilities of approximately S$0.7 million.

Cash flows from investing activities

Our cash flows used in investing activities primarily consisted of (i) the proceeds from disposal of property, plant and equipment; and (ii) the purchase of property, plant and equipment.

For the six months ended June 30, 2021, our net cash used in investing activities was approximately S$0.1 million, primarily due to the purchase of property, plant and equipment of approximately S$0.1 million for replacement of obsolete equipment.

For the six months ended June 30, 2022, our net cash used in investing activities was approximately S$0.1 million, primarily attributable to the purchase of property, plant and equipment of approximately S$0.1 million for replacement of obsolete equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities, payment for capital portion of lease liabilities, net proceeds from issuance of shares, placement of deposit with escrow agent as a result of our initial public offering and payment of deferred financing costs.

For the six months ended June 30, 2021, our Group recorded net cash used in financing activities of approximately S$1.3 million, which was entirely attributable to the repayment of loans.

For the six months ended June 30, 2022, our Group recorded net cash generated from financing activities of approximately S$12.7 million, which was mainly attributable to (i) drawdown of bank loans of approximately S$0.5 million; (ii) repayment of bank loans and lease liabilities of approximately S$ 0.3 million; (iii) net proceeds from the issuance of Ordinary Shares of approximately S$14.9 million and placement of deposit with escrow agent of approximately S$0.8 million and as a result of our initial public offering; and (iv) payment of deferred financing costs of approximately S$1.5 million.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this Form, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from our initial public offering.

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Accounts receivable

Our accounts receivable, net, decreased from approximately S$3.2 million as of December 31, 2021 to approximately S$2.4 million as of June 30, 2022. The decrease was mainly resulted from the receipt of payments from our largest customer group as of December 31, 2021.

We did not charge any interest on, or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 60 days to our customers in respect of the manufacture and sale of cleaning systems and other equipment, whereas our customers will be offered credit terms of seven days to 30 days in respect of the provision of centralized dishwashing services and general cleaning services.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31, 2021	As of June 30, 2022
	SGD’000	SGD’000

Within 30 days	1,511	1,797
Between 31 and 60 days	587	386
Between 61 and 90 days	282	58
More than 90 days	840	139

Total accounts receivable, net	3,220	2,380

Movements in the provision for impairment of accounts receivable are as follows:

	As of December 31, 2019	As of June 30, 2022
	SGD’000	SGD’000

Opening balance	82	34
Reversal of loss allowance	(48)	(21)

Closing balance	34	13

We have a policy for determining the allowance for impairment based on the evaluation of collectability and ageing analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the ‘‘ECL(s)’’). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

During the year ended December 31, 2021 and six months periods ended June 30, 2022, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

The following table sets forth our average accounts receivable turnover days as of December 31, 2021 and June 30, 2022:

	As of December 31, 2021	As of June 30, 2022

Average accounts receivable turnover days(1)	138.5	70.0

(1) Average accounts receivable turnover days is calculated as the average of the beginning and ending of accounts receivable balance for the respective year/period divided by revenue for the respective year/period and multiplied the number of days in the respective year/period.

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Our average receivables turnover days improved significantly and amounted to approximately 70.0 days for the period ended June 30, 2022.

The accounts receivable were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Group conducted an individual review on each of the customers to determine the impairment, which is aligned with external credit rating agencies’ definition when it is available or based on other data such as available press information about the customer and past due status. Our Group has further implemented certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents amounts due from investors and prepayment of expenses of listing our Ordinary Shares. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of December 31, 2021	As of June 30, 2022
	SGD’000	SGD’000

Other receivables	132	101
Deposits	68	879
Prepayments	647	1,789

Total	847	2,769

Our total other receivables, deposits and prepayments increased from approximately S$0.8 million as of December 31, 2021 to approximately S$2.8 million as of June 30, 2022, primarily attributable to the increase in prepayments of approximately S$1.8 million as a result of an increase in upfront payments to raw materials suppliers, directors and officers liability insurance and increase in deposits due to placement of part of the proceeds of our initial public offering as escrowed funds.

Accounts and other payables

Accounts payable

The general credit terms from our major suppliers are 15 to 90 days. Our accounts payable decreased marginally from approximately S$1.9 million as of December 31, 2021 to approximately S$1.8 million as of June 30, 2022.

The following table sets forth the ageing analysis of our accounts payable based on the invoice date as of the dates mentioned below:

	As of December 31, 2021	As of June 30, 2022
	SGD’000	SGD’000

Within 30 days	1,712	1,224
Between 31 and 60 days	196	595
Between 61 and 90 days	5	57
More than 90 days	3	11

Total	1,916	1,887

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The following table sets forth our average accounts payable turnover days for the year ended December 31, 2021 and six months period ended June 30, 2022:

	As of December 31, 2021	As of June 30, 2022
Average accounts payable turnover days(1)	64.0	61.1

(1) Average accounts payable turnover days is calculated as the average of the beginning and ending of accounts payable balance for the respective year/period divided by cost of revenues for the respective year/period and multiplied the number of days in the respective year/period.

Our average payables turnover days remained relatively stable and amounted to approximately 61.1 days for the period ended June 30, 2022.

Our Group did not have any material default in payment of accounts payable during the year ended December 31, 2021and six months period ended June 30, 2022.

Accrued expenses

Accrued expenses mainly represented expenses related to our listing of our Ordinary Shares, salaries and bonus. As of December 31, 2021, our Group’s accrued expenses amounted to approximately S$0.4 million, which was mainly due to the accrued listing expenses of approximately S$0.2 million. Our Group’s accrued expenses decreased to approximately S$0.05 million as of June 30, 2022, primarily attributable to the repayment of accrued listing expenses.

Our Group did not have any material default in payment of other payables during the year ended December 31, 2021 and June 30, 2022.

Contract liabilities

Our contract liabilities represent the sales deposits and instalments received during the year in respect of machineries still under production but not yet recognized as revenue under our revenue recognition policies. Our contract liabilities amounted to nil as of December 31, 2021 and June 30, 2022, respectively.

Bank indebtedness

As of June 30, 2022, our bank indebtedness equaled an aggregate of S$10.1 million, of which S$9.9 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and S$0.2 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). S$5.9 million of our bank indebtedness constitutes current liability and S$4.2 million constitutes non-current liability.

Provisions

Our provisions during the year ended December 31, 2021 and six months period ended June 30, 2022 mainly represented the provision for warranty for machines sold, which usually covers a 12-month period from the date on which the machines are delivered. The provision is based on estimates made from historical warranty data associated with similar products and services. As of December 31, 2021 and June 30, 2022, our Group recorded provision of approximately S$22,000 and S$22,000, respectively.

Tax payables

Our tax payables remained nil as of December 31, 2021 and June 30, 2022, respectively. It was generally due to our settlement of tax payable for the year ended December 31, 2021.

15

Deferred tax (assets)/liabilities

Our deferred tax (assets)/liabilities during the year ended December 31, 2021 and June 30, 2022 mainly represented the Singapore tax implication on the temporary difference between the tax written down value and the net book value of the property, plant and equipment, which are owned by our Group. As of December 31, 2021 and June 30, 2022, our deferred tax liabilities remained relatively stable.

Commitments

Operating lease commitments as a lessor

Our Group leases out the dishwashing machines pursuant to leases that are classified as non-cancellable operating leases.

The future minimum lease receivables under non-cancellable operating leases contracted for as of December 31, 2021 and June 30, 2022, but not recognized as receivables, are as follows:

	As of December 31, 2021	As of June 30, 2022
	SGD’000	SGD’000

Within one year	40	40
After one but within two years	—	—
Total	40	40

Capital commitments

As of December 31, 2021 and June 30, 2022, our Group did not have any capital commitments.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the six months periods ended June 30, 2021 and 2022 mainly related to replacement of obsolete equipment. For the six months periods ended June 30, 2021 and 2022, our capital expenditures in relation to property, plant and equipment were approximately S$0.1 million and S$0.3 million, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the period ended June 30, 2021 and 2022. Our primary uses of net proceeds from our initial public offering have been and will be used to fund operations, expansions and upgrades of our manufacturing facilities.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Form, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

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We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, warranty liabilities, and contingencies. Actual results could differ from these estimates.

Revenue Recognition

We recognized our revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC606). We recognize revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. We elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the consolidated financial statements.

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We account for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

In accordance with ASC 340-40, which requires the capitalization of all incremental costs from obtaining and fulfilling a contract with a customer if such costs are expected to be recovered with the period of more than one year, we capitalize certain contract acquisition costs consisting primarily of consulting fees, and expect such consulting fees as a result of obtaining customer contracts to be recoverable. For contracts with the realization period of less than one year, the guidance provides a practical expedient that permits an entity to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less.

Revenue recognition policies for each type of revenue stream are as follows:

(a) Goods and services sold

We recognize revenue for our goods and services sold when we have satisfied a performance obligation by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation, which is the amount of the consideration in the contract to which our Group expects to be entitled in exchange for transferring the promised goods or services.

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Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

(b) Rental of dishware washing machines

We recognize revenue for our rental of our dishware washing machines on a straight-line basis over the term of the lease.

Recent Accounting Pronouncements

See Note 2 of the notes to the consolidated financial statements included elsewhere in this Form for a discussion of recently issued accounting standards.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the all items consumer price index for 2020 and 2021 were -0.2% and 2.3%, respectively. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore in the future.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in S$. All of our assets are denominated in S$. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and S$. If the S$ depreciates against the U.S. dollar, the value of our S$ revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED

Dated August 31, 2022	/s/ HONG Bee Yin
HONG Bee Yin, Chief Executive Officer and Director

Dated August 31, 2022	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

19

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022	2022
	SGD’000	SGD’000	US$’000

Assets
Current assets:
Cash and cash equivalents	1,108	8,503	6,085
Accounts receivable, net	3,220	2,380	1,703
Prepaid expenses and other current assets, net	847	2,769	1,982
Inventory	2,557	7,724	5,527
Total current assets	7,732	21,376	15,297

Financial instrument	243	252	180
Property, plant and equipment, net	8,981	8,852	6,335
Deferred financing costs	1,321	-	-
Deferred tax assets	163	163	117
Total non-current assets	10,708	9,267	6,632
TOTAL ASSETS	18,440	30,643	21,929

Liabilities
Current liabilities:
Bank loans - current	5,457	5,956	4,262
Lease payable - current	158	195	140
Accounts payable, accruals, and other current liabilities	2,290	1,936	1,385
Warranty liabilities	22	22	16
Loan from controlling shareholder	1,523	1,521	1,089
Total current liabilities	9,450	9,630	6,892

Bank loans – non-current	4,421	4,187	2,996
Lease payable – non-current	1,395	1,464	1,048
Deferred tax liabilities	151	151	108
Total non-current liabilities	5,967	5,802	4,152

TOTAL LIABILITIES	15,417	15,432	11,044

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$0.001 par value per share; 100,000,000 authorized as of December 31, 2021 and June 30, 2022; 12,000,000 and 15,020,000 shares issued and outstanding, respectively	16	20	14
Additional paid-in capital	3,626	15,686	11,226
Accumulated deficit	(585)	(438)	(314)
Accumulated other comprehensive income	(34)	(57)	(41)
Total shareholders’ equity	3,023	15,211	10,885

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,440	30,643	21,929

The accompanying notes are an integral part of these consolidated financial statements.

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JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2021	2022	2022
	SGD’000	SGD’000	USD’000

Revenues	8,908	7,197	5,150
Cost of revenues	(6,919)	(5,556)	(3,976)
Gross profit	1,989	1,641	1,174

Operating expenses:
Selling and marketing expenses	(5)	(15)	(11)
General and administrative expenses	(1,128)	(1,565)	(1,120)
Total operating expenses	(1,133)	(1,580)	(1,131)

Income from operations	856	61	43

Other income (loss):
Other income	326	379	272
Interest expense	(95)	(123)	(88)
Other expense	(314)	(179)	(128)
Change in fair value in financial instrument	-	9	6
Total other income (loss)	(83)	86	62

Income before tax expense	773	147	105
Income tax expense	(157)	-	-
Net income	616	147	105
Other comprehensive income
Foreign currency translation loss, net of taxes	(16)	(23)	(16)
Total comprehensive income	600	124	89

Net income per share attributable to ordinary shareholders
basic and diluted	0.05	0.01	0.01
Weighted average number of ordinary shares used in computing net income per share
basic and diluted	12,000,000	13,167,956	13,167,956

The accompanying notes are an integral part of these consolidated financial statements.

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JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Accumulated Other Comprehensive	Retained earnings/	Total stockholders’
	No. of shares	Amount	capital	loss	(deficit)	equity
		SGD’000	SGD’000	SGD’000	SGD’000	SGD’000
Balance as of January 1, 2021	12,000,000	16	3,626	(10)	2,314	5,946
Net income					616	616
Foreign currency translation adjustment	-	-	-	(16)	-	(16)

Balance as of June 30, 2021	12,000,000	16	3,626	(26)	2,930	6,546

Balance as of January 1, 2022	12,000,000	16	3,626	(34)	(585)	3,023
Net income					147	147
Foreign currency translation adjustment	-	-	-	(23)	-	(23)
Issue of new shares	3,020,000	4	12,060	-	-	12,064
Balance as of June 30, 2022	15,020,000	20	15,686	(57)	(438)	15,211

The accompanying notes are an integral part of these consolidated financial statements.

22

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2021	2022	2022
	SGD’000	SGD’000	US$’000

Net income	616	147	105
Adjustment:
Depreciation and amortization	258	293	210
Loss on disposal of property, plant and equipment	-	36	25
Reversal of loss allowance	-	(21)	(15)
Change in fair value of financial instruments	-	(9)	(6)
Changes in operating assets:
Decrease/ (increase) in inventories	117	(5,167)	(3,698)
Decrease of accounts receivable	4,635	264	189
Decrease of accounts payable, accruals and other current liabilities	(2,092)	(740)	(526)
Cash provided by/(used in) operating activities	3,534	(5,197)	(3,716)

Proceeds from disposal of property, plant and equipment	-	20	14
Purchase of property, plant and equipment	(74)	(124)	(89)
Cash used in investing activities	(74)	(104)	(75)

Proceeds from bank loans	-	500	357
Repayment of bank loans	(1,277)	(235)	(168)
Principal payment of lease liabilities	-	(93)	(66)
Placement of deposit with escrow agent	-	(838)	(600)
Net proceeds from issuance of shares	-	14,931	10,686
Payment of deferred financing costs	-	(1,546)	(1,110)
Cash (used in)/provided by financing activities	(1,277)	12,719	9,099

Foreign currency effect	(16)	(23)	(16)
Net change in cash and cash equivalents	2,167	7,395	5,292

Cash and cash equivalents as of beginning of the period	550	1,108	793
Cash and cash equivalents as of the end of the period	2,717	8,503	6,085
Net increase in cash and cash equivalents	2,167	7,395	5,292

Supplementary Cash Flows Information
Cash paid for interest	95	123	88
Cash paid for taxes	106	-	-

The accompanying notes are an integral part of these consolidated financial statements.

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JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On January 29, 2019, JE Cleantech Holdings Limited (the “Company”) was incorporated in the Cayman Islands, as an investment holding company. The Company conducts its primary operations through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1.) by JCS-Echigo Pte. Ltd. (‘‘JCS-Echigo’’) which is principally engaged in the manufacture and sale of cleaning systems, related cleaning equipment, equipment parts and components, and 2.) Hygieia Warewashing Pte. Ltd. (‘‘Hygieia’’) which is principally engaged in the provision of centralized dishwashing and ancillary services. The Company holds JCS-Echigo via its wholly owned subsidiary JE Cleantech International Ltd (“JEC International”), a company that is incorporated and domiciled in the British Virgin Islands; Hygenia is a wholly owned subsidiary of the JCS-Echigo. JCS-Echigo wholly owns Evoluxe Pte. Ltd (“Evoluxe”) which is also incorporated and domiciled in Singapore, which, as of the date of the report, is dormant. The Company is headquartered in Singapore and conducts its operations domestically.

The Company and its subsidiaries (“the Group”) are in the table as follows:

Percentage of effective ownership
Name	Date of Incorporation	December 31, 2021	June 30, 2022	Place of incorporation	Principal Activities
JE Cleantech Holdings Limited	January 29, 2019	-	-	Cayman Islands	Investment holding
JE Cleantech International Ltd	April 9, 2018	100%	100%	The British Virgin Islands	Investment holding
JCS- Echigo Pte. Ltd.	November 25, 1999	100%	100%	Singapore	Manufacturing, selling and servicing of cleaning systems, component and parts
Hygieia Warewashing Ptd. Ltd.	December 29, 2010	100%	100%	Singapore	Provision of centralized dishware washing services and leasing of dishware washing equipment
Evoluxe Pte. Ltd	May 6, 2016	100%	100%	Singapore	Dormant

The accompanying financial statements are presented assuming that the Company was an existence at the beginning of the first period presented.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

(c) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, warranty liabilities, and contingencies. Actual results could vary from the estimates and assumptions that were used.

(d) Risks and uncertainties

The main operations of the Company are located in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(e) Foreign currency translation and transaction and Convenience translation

The accompanying consolidated financial statements are presented in the Singaporean dollar (“$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary JEC International are the USD and HKD, respectively. JCS-Echigo, Hygenia, and Evoluxe use the Singaporean dollar as their functional currencies.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the unaudited consolidated statements of income and comprehensive income as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the unaudited consolidated statements of income and comprehensive income as other income (other expenses).

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The value of foreign currencies including, the US Dollar and Hong Kong Dollar, may fluctuate against the Singaporean Dollar. Any significant variations of the aforementioned currencies relative to the Singaporean Dollar may materially affect the Company’s financial condition in terms of reporting in SGD. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31, 2021	June 30, 2022
SGD to HKD Year End	5.8300	5.6965
SGD to HKD Average Rate	5.8348	5.7212
SGD to USD Year End	0.7396	0.7193
SGD to USD Average Rate	0.7450	0.7316

Translations of the consolidated balance sheets, unaudited consolidated statements of income and comprehensive income and unaudited consolidated statements of cash flows from SGD into USD as of and for the six months period ended June 30, 2022 are solely for the convenience of the reader and were calculated at the rate of USD0.7156 = SGD1.

(f) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, financial instruments, bank loans, leases payable, accounts payables, accruals and other current liabilities, warranty liabilities and loan from controlling shareholder are financial assets and liabilities. Cash and cash equivalents, accounts receivables, other current assets, accounts payable, accruals and other current liabilities, warranty liabilities, and loan from controlling shareholder are subject to fair value measurement; however, because of their being short term in nature management believes their carrying values approximate their fair value. Financial instruments are fair value financial assets that are marked to fair value and are accounted for under as Level 3 under the above hierarchy. The Company accounts for bank loans and lease payables at amortized cost and has elected NOT to account for them under the fair value hierarchy.

(g) Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

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(i) Restricted cash

Restricted cash are bank deposits that are pledge to the bank as security for outstanding loans and bank borrowings. The carrying amount for restricted cash was $0, and $0 as of December 31, 2021 and June 30, 2022, respectively.

(j) Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

(k) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

(l) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives

Land use right	Over the lease term
Leasehold buildings	30 years
Plant and machinery	5 to 10 years
Equipment, furniture and fittings	1-5 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the unaudited consolidated statements of income.

(m) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2021 and June 30, 2022.

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(n) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable considerations before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

(o) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(p) Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Group currently generates its revenue from the following main sources:

Revenue from good sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Group satisfies a performance obligation (‘‘PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO. Typically, POs for products where the process is described as below, the PO is satisfied at point in time. POs for services are more typically satisfied over time such as in the contracts for sterilization and sanitation service where the Company delivers service daily over the course of a month, and the Group will recognize revenue and charge the client on a monthly basis.

For the sales of sterilization and cleaning systems, related cleaning equipment, equipment parts and components, the Group typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Group must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. The Group includes a warranty on its product for one year from the point of delivery and acceptance. The warranty is antecedent to the performance obligation set forth above; however, management develops an estimate of future warranty costs and accrues that amount to cost of sales in the period that revenue is recognized to the Group’s unaudited consolidated statements of income and the corresponding amount to the warrant liabilities on the Group’s consolidated balance sheets. Details on the changes in the warranty liabilities can be found in Note 11 below. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from the date of delivery.

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Revenue from rental of dishware washing machines

In accordance with ASC 842 Lease Topics. The Group accounts for the rental of dishware washing machines as direct finance leases where, lease income from the prospective of lessor is recognized to the Group’s statement of income straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to deliver the unit to the customer at their location and ensure that the equipment is ready for use, and to ensure that the equipment is available for use over the life of the lease contract.

(q) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs and production overhead.

(r) Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisitions costs if any are accounted for as periodic costs.

(s) General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(t) Operating leases

Prior to the adoption of ASC 842 on January 1, 2019:

Leases, mainly leases of factory buildings, offices and employee dormitories, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Company had no finance leases for any of the periods stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

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(u) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited consolidated statements of income for the year ended December 31, 2021 and six months period ended June 30, 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(v) Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(w) Recent accounting pronouncements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

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3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Accounts receivable	3,254	2,393
Less: allowance for doubtful accounts	(34)	(13)
Accounts receivable, net	3,220	2,380

The movements in the allowance for doubtful accounts for the year ended December 31, 2021 and six months period ended June 30, 2022 were as follows:

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Balance at beginning of the year/period	82	34
Reversal	(48)	(21)
Balance at end of the year/period	34	13

As of December 31, 2021 and June 30, 2022, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Within 30 days	1,511	1,797
Between 31 and 60 days	587	386
Between 61 and 90 days	282	58
More than 90 days	840	139
	3,220	2,380

4. INVENTORY

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Raw materials	1,980	4,534
Work-in-progress	516	3,066
Finished goods	61	124
	2,557	7,724

5. FINANCIAL INSTRUMENT

The Financial instrument is key management insurance policy. The fair value of the key management insurance policy is determined by reference to the surrender cash value of the insurance policy at the end of each of the reporting period, which is primarily based on the performance of the underlying investment portfolio together with the guaranteed minimum returns of 1.5% per annum. The fair value measurement of the key management insurance contract has been categorized as a Level 3 fair value based on the inputs to the valuation technique used and is positively correlated to the surrender cash value that is valued by the policy underwriter at the end of each reporting period.

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The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair value:

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
As of January 1,	240	243
Change in fair value recognized in profit or loss	3	9
As of December 31/June 30	243	252

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Leasehold buildings and improvements	7,523	7,523
Right-of-use assets	1,592	1,665
Plant and machinery	6,157	6,216
Furniture and fittings	3,101	3,237
Subtotal	18,373	18,641
Less: accumulated depreciation	(9,392)	(9,789)
Property, plant and equipment, net	8,981	8,852

Depreciation expense was approximately SGD$258,000 and SGD$293,000 for the six months period ended June 30, 2021 and 2022, respectively.

7. RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The right-of-use assets relate to leases of industrial lands in Singapore and certain plant and machinery and motor vehicles under a number of leases.

The Group recognized operating lease ROU assets and lease liabilities as follows:

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Operating lease ROU asset	1,180	1,289

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Operating lease liabilities
Current portion	158	195
Non-current portion	1,395	1,464
Total	1,553	1,659

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As of June 30, 2022, future minimum lease payments under the non-cancelable operating leases are as follows:

Future payment	SGD’000
2023	266
2024	252
2025	248
2026	155
2027	108
Thereafter	937
1,966

The following summarizes other supplemental information about the Company’s operating lease as of June 30, 2022:

Weighted average discount rate	4.67%
Weighted average remaining lease term (years)	14.5

8. DEFERRED FINANCING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2021, the Company capitalized approximately SGD1,321,000. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

As of June 30, 2022, the deferred financing costs are offset against the offering proceeds in the additional paid-in capital.

9. BANK LOANS

The bank loans as of December 31, 2021 and June 30, 2022 are set out below:

Bank loans	Currency	Period	Interest rate	Third Party guarantee	Director’s Personal guarantee	Carrying amount
						SGD’000
Secured floating rate bank loans	SGD	2021 - 2026	SIBOR+1.25% to +1.5%	NIL		9,692
	USD	2029	London Inter Bank Offer Rate +1.25%	NIL		186
December 31, 2021					3,430	9,878

Secured floating rate bank loans	SGD	2022 - 2026	SIBOR+1.25% to +1.5%	NIL		9,980
	USD	2029	London Inter Bank Offer Rate +1.25%	NIL		163
June 30, 2022					3,430	10,143

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Bank loans	Carrying amount	Within 1 year	2022	2023	2024	2025	Thereafter
	SGD’000
Secured floating rate bank loans	9,692	5,433	436	198	180	180	3,265
	186	24	24	24	24	24	66
December 31, 2021	9,878	5,457	460	222	204	204	3,331

	Carrying amount	Within 1 year	2023	2024	2025	2026	Thereafter
Secured floating rate bank loans	9,980	5,932	334	180	180	90	3,264
	163	24	24	24	24	24	43
June 30, 2022	10,143	5,956	358	204	204	114	3,307

10. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Account Payable, accrued expenses and other liabilities consists of the following:

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Accounts Payable	1,916	1,887
Payroll payable	196	26
Payable to other services	146	-
Deposits	7	7
Others	25	16
	2,290	1,936

11. WARRANTY LIABILITIES

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
As of January 1,	28	22
Additional accrual	22	-
Utilized	(28)	-
As of December 31/June 30	22	22

The warranty for machines sold typically covers a 12-month period from the date on which the machines are delivered and accepted by the customers. The warrant liability is based on estimates made from historical warranty data associated with similar products and services. The Company expects to make use of the accrued liability over the next operating period.

12. LOAN FROM CONTROLLING SHAREHOLDER

The amount of loan from controlling shareholder is non-trade, unsecured, interest-free and repayable on demand.

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13. DEFERRED TAX ASSETS/ LIABILITIES

	December 31, 2021	June 30, 2022
	SGD’000	SGD’000
Deferred tax assets	163	163
Deferred tax liabilities	(151)	(151)
	12	12

Following are the major deferred tax assets and liabilities recognized by the Company:

	Property, plant and equipment	Provisions	Tax losses	Total
	SGD’000	SGD’000	SGD’000	SGD’000
As of January 1, 2021	(193)	5	163	(25)
Recognized in statements of income	37	-	-	37
As of December 31, 2021	(156)	5	163	12

As of January 1, 2022	(156)	5	163	12
Recognized in statements of income	-	-	-	-
As of June 30, 2022	(156)	5	163	12

14. EQUITY

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 12,000,000 shares of ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On April 22, 2022, the Company issued 3,020,000 ordinary shares pursuant to the initial public offering.

15. REVENUES BY PRODUCT AND GEOGRAPHY

	For the six months period ended June 30,
	2021	2022
	SGD’000	SGD’000
Sales of cleaning systems and other equipment	6,271	3,612
Provision of centralized dishware washing and general cleaning services	2,559	3,491
Leasing of dishware washing equipment	78	94
	8,908	7,197

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

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In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

1. Sale of cleaning systems and other equipment business (‘‘Cleaning systems’’): Manufacturing, selling and servicing of cleaning systems, component and parts.

2. Provision of centralized dishware washing and ancillary services (‘‘Dishware washing services’’): Provision of centralized dishware washing services and leasing of dishware washing equipment.

The following tables present summary information by product type for the six months period ended 2021 and 2022, respectively:

	For the six months period ended June 30, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	3,612	3,585	7,197
Gross Profit	1,091	550	1,641

	For the six months period ended June 30, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	6,271	2,637	8,908
Gross Profit	1,727	262	1,989

In the following table, revenue is disaggregated by the geographical locations of customers.

	For the six months period ended June 30, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	898	3,585	4,483
Malaysia	476	-	476
Other countries	2,238	-	2,238
	3,612	3,585	7,197

	For the six months period ended June 30, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	351	2,637	2,988
Malaysia	4,603	-	4,603
Other countries	1,317	-	1,317
	6,271	2,637	8,908

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In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six months period ended June 30, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	3,612	-	3,612
Over time	-	3,585	3,585
	3,612	3,585	7,197

	For the six months period ended June 30, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	6,242	-	6,242
Over time	29	2,637	2,666
	6,271	2,637	8,908

16. INCOME TAX EXPENSES

Caymans and BVIs

The Company and its subsidiary, JE Cleantech International Ltd. are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and JE Cleantech International Ltd. do not accrue for income taxes.

Singapore

The Company’s subsidiary, JCS-Echigo Pte. Ltd. and Hygieia Warewashing Pte. Ltd are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2021: 17%).

The income tax provision consists of the following components:

	For the six months period ended June 30,
	2021	2022
	SGD’000	SGD’000
Income tax:
Current year	96	-
Current Income Tax Expense	96	-

Deferred tax:
Current year	61	-
Deferred Income Tax Expense	61	-
Income Tax Expense	157	-

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The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2021: 17%) to profit before income tax as a result of the following differences:

	For the six months period ended June 30,
	2021	2022
	SGD’000	SGD’000
Income before tax expenses:	773	147

Tax at the domestic income tax rate	131	25
Tax effect of expenses that are not deductible in determining taxable profit	26	-
Tax effect of non-taxable incomes	-	(25)
Income Tax Expense	157	-

As of December 31, 2021 and June 30, 2022, the one of the Company’s subsidiaries in Singapore, namely Hygieia Warewashing Pte Ltd had net operating loss carryforwards of approximately SGD959,000. As of December 31, 2021 and June 30, 2022, deferred tax assets from the net operating loss carryforwards amounted to SGD163,000, and the Group has provided a valuation allowance as it has concluded that it is more likely than not that these net operating losses would not be utilized in the future.

17. RELATED PARTY TRANSACTIONS

On September 24, 2021, prior to the reorganization and the Company’s initial public offering, the Company declared a dividend of SGD 2.9 million (approximately US$2.1 million) payable in cash to its shareholders—JE Cleantech Global Limited, which is wholly-owned by Ms. Bee Yin Hong, the Company’s controlling shareholder, and Triple Business Limited. The dividend was subsequently paid in full. Of this amount, SGD 2.5 million (approximately US$1.9 million) was paid to JE Cleantech Global Limited and SGD 406,000 (approximately US$0.3 million) was paid to Triple Business Limited. On October 5, 2021, the Company entered into a loan facility agreement with Ms. Bee Yin Hong, the Company’s controlling shareholder, for a revolving loan facility of up to US$1.1 million for general working capital and general corporate purposes, including the payment of expenses related to the Company’s initiative to raise capital through an initial public offering and simultaneous listing of the Company’s ordinary shares on a globally recognized stock exchange. Ms. Hong and the Company entered into a subsequent revolving loan facility on October 6, 2021 in the amount of US$0.7 million to be used for the same purposes. The total amount of the loan of approximately US$1.8 million from Ms. Bee Yin Hong, the Company’s controlling shareholder, is non-trade, unsecured, interest-free and payable on demand.

Other than the above-mentioned disclosure, there were no other significant outstanding balances due from nor due to related parties as of December 31, 2021 and June 30, 2022 and no other significant related party transactions conducted during the year ended December 31, 2021, and during the six months ended June 30, 2022.

18. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

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The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the six months period ended 30 June,
	2021	2022
	SGD’000	SGD’000
Amount of the Company’s revenue
Customer A	4,554	*
Customer B	1,292	2,289
Customer C	*	938
Customer D	*	*

*Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective period.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31, 2021	As of June 30, 2022
	SGD’000	SGD’000
Amount of the Company’s accounts receivable
Customer A	802	**
Customer B	898	850
Customer C	**	304
Customer D	393	**

**Account receivable from relevant customer was less than 10% of the Group’s total accounts receivable for the respective period.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the six months period ended June 30,
	2021	2022
	SGD’000	SGD’000
Amount of the Company’s purchase
Supplier A	634	1,126
Supplier B	741	#
Supplier C	#	1,133

# Purchase from relevant supplier was less than 10% of the Group’s total purchase for the respective period.

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The following table sets forth a summary of single supplier who represent 10% or more of the Company’s total accounts payable:

	As of December 31, 2021	As of June 30, 2022
	SGD’000	SGD’000
Amount of the Company’s accounts payable
Supplier A	##	272
Supplier B	##	##
Supplier C	320	368

## Accounts payable from relevant supplier was less than 10% of the Group’s total accounts payable for the respective period.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), financial instrument and cash and bank deposits presented on the unaudited consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

19. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30,2022 and through the issuance date of these consolidated financial statements.

20. SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2022 through August 31, 2022, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.

The director’s personal guarantee to the bank loans are discharged and replaced by two corporate guarantees issued by the Company and JE Cleantech International Limited by end August 2022.

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